SingTel

06010620

16 January 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 9 January 2006 to 13 January 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Jan-2006 17:20:13
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-01-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	09-01-2006
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited (formerly known as Dexia Trust Services Singapore Limited)
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	13,747,302
As a percentage of issued share capital	0.0823 %
No. of Shares which are subject of	

this notice	1,590,000
As a percentage of issued share capital	0.0095 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.63201
No. of Shares held after the change	15,337,302
As a percentage of issued share capital	0.0919 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	4,050,000	18,297,857
As a percentage of issued share capital	0.0243 %	0.1096 %
No. of shares held after the change	4,050,000	19,887,857
As a percentage of issued share capital	0.0243 %	0.1191 %

Footnotes

Note: The deemed interest of 19,887,857 shares after the change includes:
(i) 15,337,302 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia") (formerly known as Dexia Trust Services Singapore Limited), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments: Total size = **0**
(2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching

Sent: Wednesday, January 11, 2006 5:20 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, January 11, 2006 5:20:12 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00044
Submission Date & Time :: 11-Jan-2006 17:19:38
Broadcast Date & Time :: 11-Jan-2006 17:20:13
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 11/01/2006

TIME: 20:30:51

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, January 11, 2006 5:30 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 298607.pdf

298607.pdf (125 KB)

ASX confirms the release to the market of Doc ID: 298607 as follows:
Release Time: 11-Jan-2006 20:29:17
ASX Code: SGT
File Name: 298607.pdf
Your Announcement Title: Notice of Declaration by SingTel Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	14 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") (formerly known as Dexia Trust Services Singapore Limited) is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 15,337,302 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	9 January 2006

No. of securities held prior to change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 13,747,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	1,590,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.63201
No. of securities held after change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 15,337,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/01/2006

TIME: 20:29:20

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, January 11, 2006 5:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 298608.pdf

298608.pdf (146 KB)

ASX confirms the release to the market of Doc ID: 298608 as follows:
Release Time: 11-Jan-2006 20:30:48
ASX Code: SGT
File Name: 298608.pdf
Your Announcement Title: Appendix 3Y

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Jan-2006 13:46:42
Announcement No.	00023

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release titled "Optus acquires Virgin Mobile Australia"
Description	Attached is a media release made by SingTel Optus Pty Limited, a wholly-owned subsidiary of Singapore Telecommunications Limited, on the above.
Attachments:	MR-110106.pdf Total size = **32K** (2048K size limit recommended)

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Media Release
11 January 2006

Optus acquires Virgin Mobile Australia

SingTel Optus Pty Limited announced today that its subsidiary, Optus Mobile Investments Pty Limited, had acquired 74.15 per cent of Virgin Mobile Australia Pty Limited ("VMA") from the Virgin Group for A$30 million, increasing the Optus Group's shareholding in VMA to 100 per cent.

At the same time, Virgin Enterprises Limited granted Optus a 15-year licence for ongoing use of the Virgin Mobile brand in Australia. This licence will extend to other telecommunication products and allow the Optus Group to market an increased range of products to consumers using the Virgin brand.

Mr Warren Hardy, Managing Director Optus Wholesale and Satellite, said Virgin Mobile had a unique position in the mobile market and consumers identified with the passionate and fun approach the company has.

"This acquisition cements VMA's future and creates significant new opportunities in marketing an expanded product range to consumers," Mr Hardy said.

"VMA will continue to provide simple and easy to understand offers. We expect the acquisition and ongoing licence to lead to growth in market share," Mr Hardy said.

Jonathan Marchbank, Virgin Mobile Australia Managing Director, said the acquisition was a great outcome for VMA.

"Maintaining the Virgin Mobile brand in Australia and being 100 per cent backed by a solid company like Optus is a great outcome for our staff and our customers.

"This acquisition demonstrates Optus' commitment to providing competition and choice to benefit Australian consumers," Mr Marchbank said.

Over the coming months, Optus will work with VMA's management to integrate the company into the Optus Group.

VMA's mobile customers will continue to receive services as usual.

Media contact:
Simone Bergholcs
Optus Corporate Affairs
Tel: +61 2 9342 7846 or +61 0412 206 602

Media Release

Notes to Editor

Virgin Mobile Australia

- Established as a 50:50 joint venture between companies in the Optus and Virgin groups in 2000
- Virgin Group increased its shareholding to 74.15 per cent in 2002
- Over 500,000 customers
- Employs over 300 people across Australia
- Retail outlets in Sydney, Brisbane and Melbourne and distribution channels will remain.

Financial background

- The deal comprises a cash payment of A$30 million for the 74.15 per cent equity interest and the buy out of the existing debt of £1.3 million owed by VMA to Virgin, on completion of the acquisition.
- Based on audited financial statements as at 31 December 2004, prepared in accordance with accounting standards in Australia, VMA had net assets of A$8.8 million.
- For the year ended 31 December 2004, VMA recorded revenue of A$189 million and EBITDA of A$1.3 million. The consideration for the acquisition was arrived at on a willing buyer-willing seller basis, taking into account the expectations of both the Optus and Virgin groups as to VMA's future prospects.

Lorinda Leung

From: Lim Li Ching

Sent: Wednesday, January 11, 2006 1:47 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, January 11, 2006 1:46:42 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00023
Submission Date & Time :: 11-Jan-2006 13:46:01
Broadcast Date & Time :: 11-Jan-2006 13:46:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 11/01/2006

TIME: 17:23:35

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus Acquires Virgin Mobile Australia

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, January 11, 2006 2:24 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 298561.pdf

298561.pdf (109 KB)

ASX confirms the release to the market of Doc ID: 298561 as follows:
Release Time: 11-Jan-2006 17:23:31
ASX Code: SGT
File Name: 298561.pdf
Your Announcement Title: Media Release titled Optus acquires Virgin Mobile Australia

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Jan-2006 16:46:20
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-301205-sgx.pdf Total size = **332K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 November 2005 548,462,382 Net transfers* (44,464,326) At 30 December 2005 503,998,056 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
503,998,056 (as at 30 December 2005)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,190,472,560 (as at 30 December 2005)	Unquoted ordinary shares (including 9,836,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		78,018,187 (as at 30 December 2005)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 January 2006

Chan Su Shan
Company Secretary

Print name: ....

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

G1 ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	129,487,708	25.69
2	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	75,853,738	15.05
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	55,742,696	11.06
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	26,881,663	5.33
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	18,738,942	3.72
6	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	17,036,519	3.38
7	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	16,657,551	3.31
8	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	9,584,731	1.90
9	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	8,069,338	1.60
10	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	7,064,824	1.40
11	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	6,069,263	1.20
12	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	5,661,000	1.12
13	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,164,508	1.02
14	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC	4,982,818	0.99
15	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	4,700,000	0.93
16	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,600,000	0.71
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,475,211	0.69
18	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	3,308,308	0.66
19	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	2,807,771	0.56
20	M F CUSTODIANS LTD LEVEL 18 8 EXHIBITION STREET MELBOURNE VIC	2,173,715	0.43
Total		407,060,304	80.75

Lee Bee Chin

From: Lim Li Ching
Sent: Wednesday, January 04, 2006 4:49 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, January 04, 2006 4:46:21 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00021
Submission Date & Time :: 04-Jan-2006 16:44:38
Broadcast Date & Time :: 04-Jan-2006 16:46:20
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 04/01/2006

TIME: 19:24:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: Wednesday, January 04, 2006 4:25 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 297305.pdf

297305.pdf (119 KB)

ASX confirms the release to the market of Doc ID: 297305 as follows:
Release Time: 04-Jan-2006 19:24:41
ASX Code: SGT
File Name: 297305.pdf
Your Announcement Title: Top 20 Holders

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/01/2006

TIME: 19:21:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: Wednesday, January 04, 2006 4:22 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 297302.pdf

297302.pdf (335 KB)

ASX confirms the release to the market of Doc ID: 297302 as follows:
Release Time: 04-Jan-2006 19:21:40
ASX Code: SGT
File Name: 297302.pdf
Your Announcement Title: Appendix 3B